Press release
For immediate release
January 16 2008

Coulon JV Project: Lens 08 Blossoms at Depth With Values of 2.87% Zn, 1.22% Cu, 27.61 g/t Ag / 20.15m and 2.25% Zn, 1.92% Cu, 41.13 g/t Ag / 13.5m

Lenses 44 and 9-25 Yield Further Good Results

QUEBEC, QUEBEC- Virginia Mines Inc. (TSX:VGQ) ("Virginia") is pleased to report on the last results of its year 2007 drilling program on the Coulon JV property (50% Virginia - 50 % Breakwater Resources Ltd), located 15km north of the Fontanges airport, Quebec Middle-North.

The exploration program that ended mid-December 2007 also included a VTEM heliborne survey as well as borehole InfiniTEM surveys. The 18 new holes tested lenses 44 (7 holes), 43 (7 holes), 9-25 and 08 (1 hole) as well as other geological and geophysical targets (3 holes). In addition, 4 old holes were extended to test lenses 08 and 43.

LENS 9-25 EXTENDED BY 50m TOWARDS THE NORTH WITH 4.05% Zn, 7.68% Cu AND 118.7 g/t Ag / 3.6m AND 3.14% Zn, 1.15% Cu AND 17.03 g/t Ag / 4.75m

Drilling resumed recently on lens 9-25 and a new hole was completed in December 2007 (longitudinal 9-25). Hole CN-07-123 confirmed the extension of the mineralization at depth towards the north with two massive to semi-massive sulphide zones, which yielded values of 4.05% Zn, 7.68% Cu and 118.7g/t Ag over 3.6m and 3.14% Zn, 1.15% Cu and 17.03 g/t Ag over 4.75m. These two closely spaced intersections are located at a vertical depth of 530m and extend the known limit of lens 9-25 towards the north by 50m.

Lens 9-25 is in general north-south oriented and is steeply dipping (85 degrees) towards the west. It is now confirmed over more than 200m laterally and over nearly 400m vertically. It remains open at depth and will be tested by several additional drill holes in the winter of 2008.

LENS 08 BLOSSOMS AT DEPTH WITH VALUES OF 2.87% Zn, 1.22% Cu AND 27.61 g/t Ag / 20.15m AND 2.25% Zn, 1.92% Cu AND 41.13 g/t Ag / 13.5m

In December 2007, three holes testing the extension of lens 08 at depth yielded very encouraging results (longitudinal 44/08). Holes CN-07-53B and CN-07-67, drilled in the summer of 2007 to test lens 9-25, were extended recently to crosscut the geological contact corresponding to lens 08 at depth. Hole CN-07-53B intercepted a thick massive sulphide zone that graded 2.87% Zn, 1.22% Cu and 27.61 g/t Ag over 20.15m, including a richer section grading 5.08% Zn, 1.25% Cu and 25.59 g/t Ag over 8m. This massive sulphide zone is followed a little further down the hole by another thick zone of semi-massive to disseminated sulphides grading 1.23% Zn, 0.9% Cu and 12.65 g/t Ag over 19m. These two large mineralized intervals correspond to the extension of lens 08, to a vertical depth of 475m. On the same section, hole CN-07-67 was also lengthened for the same reasons and it intercepted a massive sulphide zone grading 2.25% Zn, 1.92% Cu and 41.13 g/t Ag over 13.5m, to a vertical depth of 660m. On another section located 150m further north, the new hole CN-07-123 drilled in December to test lens 9-25, also reached the contact hosting lens 08 where it intercepted a semi-massive sulphide zone that yielded 1.25% Zn, 1.76% Cu and 65.45 g/t Ag over 4.3m. This mineralized intersection is located at a vertical depth of over 700 m, which is, as of now, the deepest intersection in lens 08.

Lens 08 is located directly to the west of lens 9-25 and is parallel to it. It has a north-south general direction and is dipping subvertically to steeply to the east. Near the surface, both lenses are 150 to 200m apart but because of their opposite dip, both mineralized zones are closer at depth. Results obtained from recent drilling extend the mineralization by over 300m vertically and confirm that lens 08 becomes more important at depth where it remains open. Additional drilling will be carried out in the winter of 2008.

LENS 44 YIELDS OTHER GOOD RESULTS

Seven new holes tested lens 44 in the recent period (longitudinal 44/08). Best results were obtained with holes CN-07-126 and CN-07-127, which tested the south extension of lens 44 to a vertical depth of 230m. Hole CN-07-127 intercepted a thick massive sulphide zone grading 2.22% Zn, 1.16% Cu and 19.66 g/t Ag over 13.53m. Hole CN-07-126, located 60m further south, also intercepted a massive sulphide zone that yielded values of 2.73% Zn, 1.58% Cu and 18.1 g/t Ag over 5.05m. The other five holes tested the north extension of lens 44. Hole CN-07-116 intersected a semi-massive to massive sulphide zone at a vertical depth of over 300m that graded 2.89% Zn, 1.01% Cu and 17 g/t Ag over 6m. On another section located 75m further north, holes CN-07-112, CN-07-118 and CN-07-122 intercepted massive to semi-massive sulphide zones, in metric thicknesses, which returned values of up to 6.41% Zn, 0.7% Cu and 40.89 g/t Ag over 1.65m. These intersections are located at vertical depths of 350m to 600m. Finally, hole CN-07-125 was drilled on a section located 150 m further north in order to test at depth (550m) the area between lenses 44 and 08. This hole did not intercept significant mineralization but the borehole InfiniTEM survey conducted subsequently detected a good off-hole conductor that will be modeled in order to identify its exact position.

Lens 44 is north-south oriented and is dipping vertically to steeply to the west. It is now confirmed over a lateral distance of 400m and to a vertical depth of 600m. Lens 44 remains open at depth and will be the object of additional drilling in 2008.

LENS 43 RETURNS SEVERAL HIGH GRADE, THIN INTERSECTIONS

Seven new holes were drilled and two old ones (CN-07-43 and CN-07-59) were deepened to test lens 43 (longitudinal section 43). Overall, these holes intersected intense alteration zones hosting, in many cases, thin massive to semi-massive sulphide zones sometimes very rich in base metals. Best results include 2.99% Zn, 21.5% Cu, 140 g/t Ag over 0.4m and 3.29% Zn, 9.69% Cu, 67.8 g/t Ag over 0.5m (hole CN-07-107C), 3.26% Zn, 0.17% Cu and 13.35 g/t Ag over 2.2m (hole CN-07-111) and 0.78% Zn, 4.27% Cu and 61.7 g/t Ag over 2m (hole CN-07-115).

Despite a lack of wide intersections, recent drilling better defined the geology of the area. Lens 43 seems to be folded and many of the holes testing its NE portion intercepted two distinct alteration and mineralization zones that represent, according to our current knowledge, the same mineralized horizon on both sides of the fold. The axial plan of this fold seems to be NE-SW oriented with a variable dip towards the NW. For now, all mineralized intersections of lens 43 are reported on the same longitudinal section while awaiting a more detailed geological interpretation.

In 2008 Lens 43 will be the object of several additional holes, more particularly in its SW extension, which will be accessible from the surface of a frozen lake.

OTHER TARGETS

Three holes were drilled outside the areas of the known mineralized lenses. Hole CN-07-110 tested the fertile volcanic sequence approximately 250m north of lens 9-25. It intercepted an alteration zone with disseminated sulphides including a small, centimetric sphalerite horizon. The borehole InfiniTEM survey carried out subsequently indicates a probable extension of the alteration and mineralization zone towards the south.

Holes CN-07-113 and CN-07-117 tested the InfiniTEM anomalies situated in the area of the Tension showing, located SW of lens 43. In both cases, the target was missed but borehole InfiniTEM surveys indicate the proximity of good off-hole conductors. Additional drilling is planned in 2008 as a follow-up to these three holes that yielded interesting results.

VTEM HELIBORNE SURVEY

A VTEM heliborne geophysical survey of more than 6000 linear kilometres was recently completed on the Coulon JV project. This survey identified a great number of new EM conductors of which many are directly located in the immediate extensions of the fertile Coulon volcanic belt. The VTEM anomalies, associated with the most promising geological settings, will be the object of ground geophysics at the beginning of the winter of 2008 and will then be drill tested.

Virginia is very much encouraged by the recent results obtained and most generally by the important progress made on the Coulon JV project in the course of year 2007. In order to keep up with its momentum, Virginia and Breakwater will spend over C$20 million on the project in 2008. This budget will finance an important drilling program that will commence in February 2008 and will continue throughout the year, jointly with ground geophysical surveys, prospecting and geological mapping.

New drill results are reported in the annexed table. All samples have been analyzed at the certified laboratory ALS Chemex in Val-d'Or.

Work is carried out by the personnel of Virginia Mines Inc, under the supervision of Mr. Paul Archer, geological engineer. Mr. Archer is a Qualified Person (as defined by National Instrument 43-101) and has more than 25 years of experience in exploration. Mr. Archer reviewed and approved the content of this press release.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $51,088,315 as of November 30, 2007, and 27,002,110 shares issued and outstanding as of January 15, 2008. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120